Exhibit 12

CONSOLIDATED EARNINGS RATIOS

The following table provides BancGroup’s consolidated ratios of earnings to fixed charges:

Computation of Ratios of Earnings to Fixed Charges

			Year ended December 31,
	Nine Months ended September 30, 2004		2003		2002		2001		2000		1999
			(In thousands)
Income before Income Taxes	$194,123		$227,163		$214,743		$191,897		$189,741		$187,396
Fixed charges:
Interest Expense	187,294		274,165		322,261		480,240		517,754		384,891
1/3 Rent Expense	7,298		9,402		7,511		6,222		5,661		4,943

Total Fixed Charges	194,592		283,567		329,772		486,462		523,415		389,834
Adjusted Earnings	$388,715		$510,730		$544,515		$678,359		$713,156		$577,230
Ratio of Earnings to Fixed Charges	2.00	x	1.80	x	1.65	x	1.39	x	1.36	x	1.48	x
Interest on Deposits	$101,693		$139,695		$185,520		$323,499		$359,460		$279,166
Ratio of Earnings to Fixed Charges excluding interest on deposits	3.09	x	2.58	x	2.49	x	2.18	x	2.16	x	2.69	x